Exhibit (a)(18)

ISSUED ON BEHALF OF REED INTERNATIONAL PLC and ELSEVIER NV

REED ELSEVIER INC EXTENDS HARCOURT TENDER OFFER

NEW YORK (June 18, 2001) Reed Elsevier Inc. ("Reed Elsevier") today announced an extension of the expiration date of its tender offer for all outstanding shares of common stock, par value $1.00 per share, and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share, of Harcourt General, Inc. (NYSE: H) from 12:00 midnight, New York City time on Monday, June 18, 2001 until 8:00 p.m., New York City time on Wednesday, June 27, 2001.

The offer is being extended to accommodate the continuing regulatory review process. Reed Elsevier may further extend the offer in due course.

Reed Elsevier has been advised by Citibank, N.A., the Depositary for the tender offer, that as of the close of business on June 15, 2001, approximately 23,715,530 shares of common stock and approximately 550,482 shares of series A cumulative convertible stock of Harcourt had been validly tendered and not withdrawn pursuant to the offer.

For further information, please contact MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885.